UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A
(Amendment No. 1)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission File No. 001-11411

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
POLARIS 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
POLARIS INC.
2100 Highway 55
Medina, Minnesota 55340

Explanatory Note

The sole purpose of this Amendment No. 1 on Form 11-K/A ("Form 11-K/A"), which amends the Annual Report on Form 11-K of the Polaris 401(k) Retirement Savings Plan (the “Plan”) filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2020 (the "Original Form 11-K"), is to include the information in this Explanatory Note, as required by the SEC’s Order under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies dated March 4, 2020 (Release No. 34-88318), as modified on March 25, 2020 (Release No. 34-88465) (the “Order”).

Due to circumstances related to the coronavirus (COVID-19) outbreak, in reliance on the Order, the Plan filed a Form 8-K on June 18, 2020 (the “Form 8-K”) to utilize an extension for the filing of the Original Form 11-K for up to 45 days after the original June 28, 2020 due date of the Original Form 11-K.

As reported in the Form 8-K, the operations and business of Polaris Inc. (the “Company”), which is the sponsor of the Plan, have experienced disruptions due to the unprecedented conditions surrounding the COVID-19 pandemic, including furloughs for many employees at the Company’s corporate office in the Company’s second fiscal quarter of 2020 to manage costs. Specifically, the Plan relied on the Order due to limited availability of key Company personnel to prepare and review the Form 11-K caused by employee furloughs and the time and attention needed for business and operational issues resulting from COVID-19.

No other changes have been made to the Original Form 11-K, and this Form 11-K/A does not amend, update, or change any other disclosures contained in the Original Form 11-K.

POLARIS 401(k) RETIREMENT SAVINGS PLAN
EXHIBIT INDEX

Exhibit Number	Document	Method of Filing

23	Consent of Ernst & Young LLP	Incorporated by reference from Exhibit 23 to the Original Form 11-K filed on August 10, 2020

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Amendment No. 1 to annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 24, 2020	POLARIS 401(k) RETIREMENT SAVINGS PLAN

By the Members of the 401(k) Retirement
Committee as Plan Administrator

/s/ LUCY CLARK DOUGHERTY

Lucy Clark Dougherty

/s/ KELLY D. SANFORD

Kelly D. Sanford

/s/ MICHAEL T. SPEETZEN

Michael T. Speetzen

/s/ JOHN G. SPRINGER

John G. Springer

/s/ JAMES P. WILLIAMS

James P. Williams